Exhibit 12
Dendreon Corporation
Ratios of Earnings to Fixed Charges
2010 10-K

	Year Ended
	December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2010	2009	2008	2007	2006

Earnings
Loss before taxes	$(439,480)	$(220,161)	$(71,644)	$(99,264)	$(91,642)
Add: Fixed Charges	7,078	5,174	7,210	5,888	3,532
Less: Capitalized Interest	3,539	1,374	586	229	1,536

Total Earnings (as defined)	(435,941)	(216,361)	(65,020)	(93,605)	(89,646)

Fixed Charges
Interest expense, including amortization of debt issuance costs	1,588	2,321	5,156	4,106	336
Capitalized Interest	3,539	1,374	586	229	1,536

Total Interest Expensed and Capitalized	5,127	3,695	5,742	4,335	1,872

One-third of rental expense, net of sublease income	1,951	1,479	1,468	1,553	1,660

Total Fixed Charges	$7,078	$5,174	$7,210	$5,888	$3,532

Insufficient Amount	$(443,019)	$(221,535)	$(72,230)	$(99,493)	$(93,178)